Morgan Stanley Focus Growth Fund

522 Fifth Avenue

New York, New York 10036

July 20, 2012

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:       Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Focus Growth Fund

Securities Act File No. 333-181649

Registration Statement on Form N-14

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Focus Growth Fund (the “Fund”) hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective at noon on July 24, 2012 or as soon as practicable thereafter.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Mary E. Mullin
Name:	Mary E. Mullin
Title:	Secretary